

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 16, 2010

Ms. Cari L. Jaroslawsky
Chief Financial Officer
Servotronics, Inc.
1110 Maple Street
Elma, NY 14059

> **Re:** **Servotronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Response Letter Dated December 7, 2010**
> **File No. 1-07109**

Dear Ms. Jaroslawsky:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

W. John Cash
Branch Chief